

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Michael B. Maguire
Chief Financial Officer
Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

       Re: Truist Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-10853

Dear Michael B. Maguire:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance